UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on July 29, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 30, 2008	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel:	+81-(0)3-5561-2616
Date:	July 29th, 2008
URL:	http://www.komatsu.com/

Consolidated Business Results for the First Quarter

of the Fiscal Year Ending March 31, 2009 (U.S. GAAP)

1. Results for the First Quarter of the Fiscal Year Ending March 31, 2009

(Amounts are rounded to the nearest million yen)

(1)	Consolidated Financial Highlight

Millions of yen except per share amounts

	First quarter ended June 30, 2008	First quarter ended June 30, 2007	Changes Increase
Net sales	606,832	540,865	65,967	12.2%

Operating income	83,264	79,652	3,612	4.5%

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	92,768	80,051	12,717	15.9%

Net income	57,731	56,496	1,235	2.2%

Net income per share (Yen)
Basic	¥58.01	¥56.82	¥1.19	2.1%

Diluted	¥57.94	¥56.73	¥1.21	2.1%

Note:	Quarterly net income per share is calculated according to the provisions of the Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share”.

(2)	Consolidated Financial Position

Millions of yen except per share amounts

	As of June 30, 2008	As of March 31, 2008
Total assets	2,228,499	2,105,146
Shareholders’ equity	956,106	887,126
Shareholders’ equity ratio	42.9%	42.1%

Shareholders’ equity per share (Yen)	¥960.53	¥891.49

Note:	Shareholders’ equity amounts are in compliance with U.S. GAAP.

2. Dividends

(For the fiscal years ended March 31, 2008 and ending March 31, 2009)

Yen

	2008	2009 Projections
Cash dividends per share
First quarter period
Interim (Second quarter period)	20.00	22.00
Third quarter period
Year-end	22.00	22.00
Total	42.00	44.00

Note:	Changes in the projected cash dividend as of June 30, 2008: None

3. Projections for the Fiscal Year Ending March 31, 2009

(From April 1, 2008 to March 31, 2009)

Millions of yen except per share amounts

	The first half of the year		The entire fiscal year
		Changes Increase		Changes Increase
Net sales	1,250,000	15.7%	2,580,000	15.0%
Operating income	171,000	4.9%	360,000	8.2%
Income before income taxes, minority interests and equity in earnings of affiliated companies	170,000	7.2%	353,000	9.6%
Net income	105,000	1.2%	219,000	4.9%

Net income per share (basic)	¥105.52		¥220.08

Notes:	1)	Percentages shown above represent the rates of changes compared with the corresponding periods a year ago.

	2)	Changes in projected consolidated business results as of June 30, 2008: None

4. Others

(1) Changes in important subsidiaries during the first quarter period under review: None

(2) Simplified accounting procedures and adaptation of specific accounting procedures for the production of consolidated quarterly financial statements: None

(3) Changes in accounting principles, procedures and presentations for the production of consolidated quarterly financial statements

a) Changes resulting from the revision of accounting standards: Applicable

Starting in the fiscal year which began April 1, 2008, Komatsu has adopted the SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of SFAS No. 157 did not have a material impact on our consolidated results of operations and financial condition.

b) Changes in matters other than a) above: None

(4) Number of Common Shares Outstanding

1)	The numbers of common shares outstanding including treasury stock were as follows:

As of June 30, 2008:	998,744,060 shares
As of March 31, 2008:	998,744,060 shares

2)	The numbers of treasury stock were as follows:

As of June 30, 2008:	3,346,133 shares
As of March 31, 2008:	3,640,213 shares

3)	The numbers of average common shares outstanding were as follows:

First quarter period ended June 30, 2008:	995,254,491 shares
First quarter period ended June 30, 2007:	994,329,213 shares

Management Performance and Financial Conditions

1.	Outline of Operations and Business Results

The Komatsu Group (hereinafter “Komatsu”) had included the forklift truck business of Komatsu Utility Co., Ltd. and all businesses of Komatsu Logistics Corp. in the Industrial Machinery, Vehicles and Others segment until the end of the previous fiscal year. Starting in the first quarter period of the current fiscal year under review, Komatsu has included all these businesses in the construction and mining equipment business and changed its business segmentation by renaming it the Construction, Mining and Utility Equipment segment and including all other businesses in the Industrial Machinery and Others segment. Accordingly, the related figures for the previous first quarter are stated after retrospectively reclassifying them.

Consolidated net sales for the first quarter period of the fiscal year, ending March 31, 2009, reached ¥606.8 billion (US$5,725 million, at US$1=¥106), up 12.2% over the corresponding first quarter period a year ago. In the construction, mining and utility equipment business, Komatsu zoomed in on expanding markets against the backdrop of burgeoning resource development around the world and infrastructure development, particularly in emerging economies. These activities offset negative factors including sluggish demand in Japan and North America as well as slowing demand in Western Europe, when the Japanese yen appreciated higher than it did in the previous first quarter period. Sales of the industrial machinery and other operations increased over the previous first quarter period a year ago, supported by steady sales of large presses and other machinery to the automobile manufacturing industry as well as the addition of NIPPEI TOYAMA Corp. to consolidated accounting.

Operating income totaled ¥83.2 billion (US$ 786 million) for the first quarter period under review. While accommodating increased prices of raw materials, effects of the Japanese yen’s appreciation and other negative factors, Komatsu worked to increase prices and expand sales, generating a 4.5% improvement in its first-quarter operating income from the previous first quarter period. The operating income ratio decreased by 1.0 percentage point, to 13.7% for the first quarter period.

For the first quarter period, income from continuing operations before income taxes advanced by 15.9% from the previous first quarter period, to ¥92.7 billion (US$ 875 million), and net income amounted to ¥57.7 billion (US$ 545 million), up 2.2%.

Business results by operation are described below. (Sales figures represent those made to outside customers.)

Construction, Mining and Utility Equipment

Consolidated net sales of construction, mining and utility equipment for the first quarter period reached ¥534.0 billion (US$ 5,038 million), up 6.4% over the corresponding first quarter period a year ago. The improvement reflects Komatsu’s continued efforts on sales centering on DANTOTSU models which feature unrivaled performance, such as fuel economy, as well as on price increase.

In the utility equipment business, sales of forklift trucks remained at about the same level as the previous first quarter period. However, sales of compact construction equipment declined from the corresponding first quarter period a year ago, due to reduced demand in the main markets of Japan, the United States and Europe. To improve profitability of the utility equipment business, Komatsu is going to restructure its operation by consolidating its manufacturing operation in Japan, relocating its head office functions and implementing other initiatives by the end of February 2009.

In the first quarter period under review, Komatsu launched the world’s first hybrid hydraulic excavator PC200-8 Hybrid model on the Japanese market. Compared with the conventional model of its class, the PC200-8 Hybrid cuts down CO2 emissions by 25% on average, and thus Komatsu plans to expand sales of this model as construction equipment introduced to contribute to the reduction of environmental impact.

[Sales of Construction, Mining and Utility Equipment by Region]

Millions of yen

	First quarter ended June 30, 2008 (A) 1USD = ¥ 105 1EUR = ¥ 165	First quarter ended June 30, 2007 (B) 1USD = ¥122 1EUR = ¥164	Changes Increase (Decrease) (A)-(B)
Japan	80,035	83,463	(3,428)	(4.1%)
The Americas	130,881	134,603	(3,722)	(2.8%)
Europe & CIS	107,937	110,016	(2,079)	(1.9%)
China	62,440	45,661	16,779	36.7%
Asia & Oceania	95,082	79,153	15,929	20.1%
Middle East & Africa	57,703	48,945	8,758	17.9%

Total	534,078	501,841	32,237	6.4%

[Japan]

Demand dropped sharply, as affected by a drop in housing starts resulting from the revision of Japan’s Building Code and soaring prices for building materials as well as the reassessment of tax revenues for road construction. At the same time, public-sector investments remained sluggish. In this environment, Komatsu worked to further reinforce its sales operation, including price increase. However, sales in Japan decreased by 4.1% from the previous first quarter period.

[The Americas]

The North American market continued to decline, reflecting a drop in U.S. housing starts and an economic slowdown triggered by the subprime mortgage problem; however, demand for large equipment in resource development was strong. In Latin America, by comparison, demand expanded centering on mining equipment. While working to ensure an appropriate level of inventories at its distributors, Komatsu focused efforts to reinforce its sales and product support capabilities. First-quarter sales in the Americas declined by 2.8% from the corresponding first quarter period a year ago.

[Europe & CIS]

Demand stayed strong in Central and Eastern Europe in the first quarter period under review. Demand in CIS continued to expand, driven by burgeoning infrastructure development in urban areas in addition to resource and energy developments. In Western Europe, demand remained sluggish, reflecting the lackluster housing market in Spain and an economic slowdown in the United Kingdom. Komatsu worked to increase prices, but first-quarter sales in Europe & CIS decreased by 1.9% from the previous first quarter period.

[China]

While there were negative factors, such as the Chinese government’s tight monetary policy, sharp increases in the prices for building materials, and bad weather in northeastern and southern regions, demand further expanded centering on urban renewal projects in regional cities as well as for mining use. First-quarter sales in China advanced by 36.7% over the corresponding first quarter period a year ago.

[Asia & Oceania]

Demand in Asia further expanded, as demand remained strong in the mining, civil engineering, agricultural and forestry industries in Indonesia, the largest market in Asia. In this environment, Komatsu worked to expand its production capacity. In Australia, demand steadily increased for mining equipment. First-quarter sales in Asia & Oceania advanced by 20.1% from the previous first quarter period.

[Middle East & Africa]

Demand was strong in both regions, as infrastructure and resource developments remained buoyant against the backdrop of surging prices for crude oil and other commodities. In this environment, Komatsu continued to strengthen its sales and product support capabilities and boosted sales for the first quarter period by 17.9% over the corresponding first quarter period a year ago.

Industrial Machinery and Others

In the industrial machinery business, while working to increase prices, Komatsu concerted its efforts to expand sales of large presses and machine tools to the automobile manufacturing industry against the backdrop of strong capital investment particularly in emerging economies. Sales reached to ¥72.7 billion (US$ 686 million), up 86.4% over the corresponding first quarter period a year ago, as partly affected by including NIPPEI TOYAMA Corp. as a consolidated subsidiary since March this year.

2.	Financial Conditions

As of June 30, 2008, total assets had increased by ¥123.3 billion from the previous fiscal year-end to ¥2,228.4 billion (US$ 21,024 million). This increase mainly reflects increases of inventories and tangible fixed assets resulting from expanded production to meet thriving demand for construction, mining and utility equipment. Interest-bearing debt grew by ¥55.9 billion from the previous fiscal year-end to ¥508.0 billion (US$ 4,793 million). Shareholders’ equity totaled ¥956.1 billion (US$ 9,020 million), up ¥68.9 billion from the previous fiscal year-end, resulting from an increase in profits. As a result, shareholders’ equity ratio increased by 0.8 percentage points from the previous fiscal year-end, to 42.9%. Net debt-to-equity ratio * was 0.43, compared to 0.39 as of the previous fiscal year-end.

*Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits)/Shareholders’ equity

3.	Projection for the Fiscal Year Ending March 31, 2009 (From April 1, 2008 to March 31, 2009)

Concerning the projection for consolidated business results for the fiscal year ending March 31, 2009, Komatsu makes no change in the projection of April 30, 2008 as of the date of this news release.

With respect to the construction, mining and utility equipment business, there are some matters of concern, such as the sluggish demand in Japan and the United States, the economic slowdown in Western Europe, and the increase of prices for raw materials. However, Komatsu projects that demand will remain strong against the backdrop of resource development around the world and infrastructure development, especially in emerging economies. To make further gains in profits in such market conditions, Komatsu is expanding its production capacity particularly for large equipment, while continuing to launch new models and increase prices. In the industrial machinery business, Komatsu anticipates that demand will expand against the backdrop of burgeoning capital investment centering on emerging economies. In this environment, Komatsu is going to aggressively introduce new products, expand overseas business and implement other initiatives. Sales of industrial machinery should expand.

Our projection is based on the assumptions of foreign exchange rates as follows: ¥103 per US$1 and ¥160 per EUR1.

[Projections for the Fiscal Year Ending March 31, 2009]

Millions of yen

	2008 Results (A)	2009 Projection (B)	Changes Increase (B)-(A)/(A)
Net sales	2,243,023	2,580,000	15.0%
Operating income	332,850	360,000	8.2%
Income before income taxes, minority interests and equity in earnings of affiliated companies	322,210	353,000	9.6%
Net income	208,793	219,000	4.9%

Foreign exchange rates are premised at ¥103 to US$1 and ¥160 to EUR1 for the fiscal year ending March 31, 2009.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Consolidated Balance Sheets

Millions of yen

	As of June 30, 2008		As of March 31, 2008
		Ratio (%)		Ratio (%)
Assets
Current assets
Cash and cash equivalents	¥99,808		¥102,010
Time deposits	75		97
Trade notes and accounts receivable	534,557		523,624
Inventories	584,995		518,441
Deferred income taxes and other current assets	126,793		129,505

Total current assets	1,346,228	60.4	1,273,677	60.5

Long-term trade receivables	104,363	4.7	89,695	4.3

Investments
Investments in and advances to affiliated companies	23,382		22,884
Investment securities	96,237		79,479
Other	11,632		11,575

Total investments	131,251	5.9	113,938	5.4

Property, plant and equipment - Less accumulated depreciation	513,082	23.0	491,146	23.3

Goodwill	32,445	1.5	31,833	1.5
Other intangible assets	62,793	2.8	61,916	2.9
Deferred income taxes and other assets	38,337	1.7	42,941	2.1

Total	¥2,228,499	100.0	¥2,105,146	100.0

Consolidated Balance Sheets

Millions of yen

	As of June 30, 2008		As of March 31, 2008
		Ratio (%)		Ratio (%)
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	¥136,079		¥108,890
Current maturities of long-term debt	86,364		107,928
Trade notes, accounts payable and bills payable	388,273		387,104
Income taxes payable	28,709		52,453
Deferred income taxes and other current liabilities	215,776		205,157

Total current liabilities	855,201	38.4	861,532	40.9

Long-term liabilities
Long-term debt	285,579		235,277
Liability for pension and retirement benefits	37,937		38,910
Deferred income taxes and other liabilities	56,270		52,062
Total long-term liabilities	379,786	17.0	326,249	15.5

Minority interests	37,406	1.7	30,239	1.5

Commitments and contingent liabilities	—		—

Shareholders’ equity
Common stock	67,870		67,870
Capital surplus	138,241		138,170
Retained earnings:
Appropriated for legal reserve	26,932		26,714
Unappropriated	721,595		685,986
Accumulated other comprehensive income (loss)	4,093		(28,779)
Treasury stock	(2,625)		(2,835)

Total shareholders’ equity	956,106	42.9	887,126	42.1

Total	¥2,228,499	100.0	¥2,105,146	100.0

Consolidated Statements of Income

Millions of yen

	First quarter ended June 30, 2008
		Ratio (%)
Net sales	¥606,832	100.0
Cost of sales	439,836	72.5
Selling, general and administrative expenses	85,342	14.1
Other operating income (expenses)	1,610	0.3

Operating income	83,264	13.7

Other income (expenses)	9,504
Interest and dividend income	2,600	0.4
Interest expense	(3,929)	(0.6)
Other-net	10,833	1.8

Income before income taxes, minority interests and equity in earnings of affiliated companies	92,768	15.3

Income taxes	32,946	5.4
Income before minority interests and equity in earnings of affiliated companies	59,822	9.9
Minority interests in income of consolidated subsidiaries	(2,853)	(0.5)
Equity in earnings of affiliated companies	762	0.1

Net income	¥57,731	9.5

Yen

Net income per share
Basic	58.01
Diluted	57.94

Notes on premise going concern

Not applicable.

Business Segment Information

1. Information by Business Segment

(For the first quarter ended June 30, 2008)

Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	534,078	72,754	606,832	—	606,832
Intersegment	1,419	5,990	7,409	(7,409)	—
Total	535,497	78,744	614,241	(7,409)	606,832
Segment profit	78,385	4,768	83,153	(1,499)	81,654

Notes:	1)	Starting in the first quarter period under review, after the reassessment of its management decision-making units, Komatsu has changed its business segmentation to the following two segments of a) Construction, Mining and Utility Equipment, and b) Industrial Machinery and Others.

	2)	Business categories and principal products & services included in each business segment are as follows:

a) Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, engine & component, casting products, industrial vehicles, and logistics

b) Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

3)	Transfers between segments are made at estimated arm’s-length prices.

2. Information by Region

(For the first quarter ended June 30, 2008)

Millions of yen

	Japan	The Americas	Europe & CIS	Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	216,729	139,331	108,018	142,754	606,832	—	606,832
Intersegment	119,808	10,392	6,245	10,299	146,744	(146,744)	—
Total	336,537	149,723	114,263	153,053	753,576	(146,744)	606,832
Segment profit	33,026	16,988	12,078	22,395	84,487	(2,833)	81,654

Note:	Transfers between segments are made at estimated arm’s-length prices.

3. Overseas Sales

(For the first quarter ended June 30, 2008)

Millions of yen

	The Americas	Europe & CIS	Others	Total
Overseas sales	147,658	108,869	243,768	500,295
Consolidated net sales	—	—	—	606,832
Ratio of overseas sales to consolidated net sales (%)	24.3	17.9	40.2	82.4

Notes:	1) Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.

2) Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

a) The Americas:	North America and Latin America
b) Europe & CIS:	Germany, U.K., and Russia
c) Others:	China, Oceania, Southeast Asia, Middle East and Africa

Consolidated Statement of Shareholders’ Equity

Millions of yen

First quarter ended June 30, 2008
Common stock
Balance, beginning of year	¥67,870

Balance, end of period	¥67,870

Capital surplus
Balance, beginning of year	¥138,170
Sales of treasury stock	96
Issuance and exercise of stock acquisition rights	(25)

Balance, end of period	¥138,241

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥26,714
Transfer from unappropriated retained earnings	218

Balance, end of period	¥26,932

Unappropriated retained earnings
Balance, beginning of year	¥685,986
Net income	57,731
Cash dividends paid	(21,904)
Transfer to retained earnings appropriated for legal reserve	(218)

Balance, end of period	¥721,595

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(28,779)
Other comprehensive income, net of tax	32,872

Balance, end of period	¥4,093

Treasury stock
Balance, beginning of year	¥(2,835)
Purchase of treasury stock	(40)
Sales of treasury stock	250

Balance, end of period	¥(2,625)

Total shareholders’ equity	¥956,106

Disclosure of comprehensive income
Net income	¥57,731
Other comprehensive income, net of tax	32,872

Comprehensive income	¥90,603

[Reference]

Financial Statements for the First Quarter of the Previous Fiscal Year

(1) Condensed Consolidated Statements of Income

Millions of yen

	First quarter ended June 30, 2007
		Ratio (%)
Net sales	¥540,865	100.0
Cost of sales	384,503	71.1
Selling, general and administrative expenses	74,919	13.9
Other operating income (expenses)	(1,791)	(0.3)

Operating income	79,652	14.7

Other income (expenses)
Interest and dividend income	2,924	0.5
Interest expense	(4,358)	(0.8)
Other-net	1,833	0.4

Other income (expenses)	399

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	80,051	14.8

Income taxes	27,748	5.1

Minority interests in income of consolidated subsidiaries	(2,425)	(0.4)

Equity in earnings of affiliated companies	1,640	0.2

Income from continuing operations	51,518	9.5

Income from discontinued operations	4,978	0.9

Net income	¥56,496	10.4

(2) Business Segment Information

Millions of yen

	First quarter ended June 30, 2007
	Sales	Segment Profit	Segment Profit Ratio (%)
Construction and Mining Equipment	471,145	75,044	15.9
Industrial Machinery, Vehicles and Others	100,423	6,924	6.9
Subtotal	571,568	81,968	14.3
Corporate & Elimination	(30,703)	(525)	—

Total	540,865	81,443	15.1

Note:	Although Komatsu has changed its business segmentation starting in the current fiscal year under review, the above figures are presented according to the old segmentation.

(3) Consolidated Sales by Operation

Millions of yen

		First quarter ended June 30, 2007
		Sales	Ratio (%)
Construction and Mining Equipment	Japan	62,337	11.5
	Overseas	402,294	74.4

		464,631	85.9
Industrial Machinery, Vehicles and Others	Japan	46,377	8.6
	Overseas	29,857	5.5

		76,234	14.1
Total	Japan	108,714	20.1
	Overseas	432,151	79.9

		540,865	100.0

Note:	Although Komatsu has changed its business segmentation starting in the current fiscal year under review, the above figures are presented according to the old segmentation.

(end)

For Immediate Release
Komatsu Ltd. 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: July 29, 2008 URL: http://www.komatsu.com/

Komatsu to Purchase Its Own Shares

(Share Purchase According to the Articles of Incorporation Pursuant to Article 165,

Paragraph 2 of the Corporation Act)

Komatsu Ltd. (hereinafter “Company”) hereby announces that at the meeting of the Board of Directors held on July 29, 2008, pursuant to Article 156 of the Corporation Act of Japan as modified by Article 165, Paragraph 3 of the Act, the Company resolved the purchase of its own shares.

Notes

1. Reason for Purchase of Its Own Shares

To facilitate quick and flexible equity management in response to the changing economic environment

2.	Shares to be Purchased by the Company

(1) Type of shares to be purchased:	Outstanding Common stock of Komatsu Ltd.

(2) Total number of shares to be purchased:	Up to 1,000,000 shares

(0.10% of total outstanding shares (excluding treasury shares))

(3) Total cost of purchase:	Up to 3,500,000,000 yen

(4) Period of purchase:	From August 1 to August 31, 2008

[Reference]

Treasury Shares as of June 30, 2008

(1) Number of shares outstanding
(excluding treasury shares):	995,933,585 shares

(2) Number of shares held as treasury shares:	2,810,475 shares

(end)